SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 29, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at 2004 Annual General Meeting

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

Important: No objection or amendment was made to the proposed resolutions during the meeting.

I.	The convening and attendance of the meeting

The 2004 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (“the Company”) was held on 28 June 2005 (Tuesday) at 9:00 a.m. at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). The AGM was attended by 27 shareholders of the Company in person or by proxy holding 5.99 billion shares, representing 83.19% of the Company’s total voting shares of 7.2 billion shares, among which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 1.973 billion shares. The convening of the AGM satisfied the quorum for the meeting stipulated by the PRC Company Law and the Company’s articles of association. The AGM was convened by the board of directors, and Mr Rong Guangdao, Vice Chairman of the Company, presided at the AGM.

II.	Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by a poll:

1.	The 2004 Report of the Directors of the Company was approved.

(4.286 billion shares voted in favor; 0.3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.99% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 269 million shares voted in favor, constituting 99.90% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 0.3 million shares voted against; 1.704 billion shares abstained.

2.	The 2004 Report of the Supervisory Committee was approved.

(4.286 billion shares voted in favor; 0 share voted against; 1.704 billion shares abstained)

Votes in favor constituted 100% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 269 million shares voted in favor, constituting 100% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 1.704 billion shares abstained.

3.	The 2004 Audited Statement of Accounts and the 2005 Budget of the Company was approved.

(4.283 billion shares voted in favor; 3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.94% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 266 million shares voted in favor, constituting 99.04% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.704 billion shares abstained.

4.	The 2004 Profit Appropriation Plan of the Company was approved.

(4.286 billion shares voted in favor; 0.04 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.99% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 269 million shares voted in favor, constituting 99.98% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 0.04 million shares voted against; 1.704 billion shares abstained.

5.	The re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2005 and KPMG as the Company’s international auditors for the year 2005 were approved and the Directors were authorized to fix their remuneration.

(4.284 billion shares voted in favor; 3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.94% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 267 million shares voted in favor, constituting 99.04% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.704 billion shares abstained.

6.	The proposals in respect of the election of session changes of the Company’s board of directors and supervisory committee:

6.1	Election of the change of session of the board of directors:

6.1.1	The election of Mr Rong Guangdao as director of the Company was approved.

(4.279 billion shares voted in favor; 4 million shares voted against; 1.706 billion shares abstained)

Votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 263 million shares voted in favor, constituting 98.46% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 4 million shares voted against; 1.706 billion shares abstained.

6.1.2	The election of Mr Du Chongjun as director of the Company was approved.

(4.279 billion shares voted in favor; 4 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 262 million shares voted in favor, constituting 98.46% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 4 million shares voted against; 1.707 billion shares abstained.

6.1.3	The election of Mr Han Zhihao as director of the Company was approved.

(4.279 billion shares voted in favor; 4 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, those who voted in favor were 262 million shares, constituting 98.46% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 4 million shares voted against; 1.707 billion shares abstained.

6.1.4	The election of Mr Wu Haijun as director of the Company was approved.

(4.279 billion shares voted in favor; 4 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 262 million shares voted in favor, constituting 98.46% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 4 million shares voted against; 1.707 billion shares abstained.

6.1.5	The election of Mr Gao Jinping as director of the Company was approved.

(4.279 billion shares voted in favor; 4 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 262 million shares voted in favor, constituting 98.46% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 4 million shares voted against; 1.707 billion shares abstained.

6.1.6	The election of Mr Shi Wei as director of the Company was approved.

(4.279 billion shares voted in favor; 4 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.90% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 262 million shares voted in favor, constituting 98.46% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 4 million shares voted against; 1.707 billion shares abstained.

6.1.7	The election of Mr Lei Dianwu as director of the Company was approved.

(4.212 billion shares voted in favor; 71 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 98.33% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 195 million shares voted in favor, constituting 73.17% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 71 million shares voted against; 1.707 billion shares abstained.

6.1.8	The election of Mr Xiang Hanyin as director of the Company was approved.

(4.212 billion shares voted in favor; 71 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 98.33% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, those who voted in favor were 195 million shares, constituting 73.17% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 71 million shares voted against; 1.707 billion shares abstained.

6.1.9	The election of Mr Chen Xinyuan as independent director of the Company was approved.

(4.283 billion shares voted in favor; 3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.94% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 267 million shares voted in favor, constituting 98.97% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.704 billion shares abstained.

6.1.10	The election of Mr Sun Chiping as independent director of the Company was approved.

(4.283 billion shares voted in favor; 3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 266 million shares voted in favor, constituting 98.87% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.704 billion shares abstained.

6.1.11	The election of Mr Jiang Zhiquan as independent director of the Company was approved.

(4.283 billion shares voted in favor; 3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 266 million shares voted in favor, constituting 98.87 #% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.704 billion shares abstained.

6.1.12	The election of Mr Zhou Yunnong as independent director of the Company was approved.

(4.283 billion shares voted in favor; 3 million shares voted against; 1.704 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 226 million shares voted in favor, constituting 98.87% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.704 billion shares abstained.

6.2	Election of the change of session of the supervisory committee:

6.2.1	The election of Mr Lu Xiangyang as supervisor of the Company was approved.

(4.280 billion shares voted in favor; 3 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 264 million shares voted in favor, constituting 98.94% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.707 billion shares abstained.

6.2.2	The election of Mr Gen Limin as supervisor of the Company was approved.

(4.280 billion shares voted in favor; 3 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 263 million shares voted in favor, constituting 98.84% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.707 billion shares abstained.

6.2.3	The election of Mr Liu Xiangdong as supervisor of the Company was approved.

(4.280 billion shares voted in favor; 3 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 263 million shares voted in favor, constituting 98.84% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.707 billion shares abstained.

6.2.4	The election of Mr Yin Yongli as supervisor of the Company was approved.

(4.280 shares voted in favor; 3 million shares voted against; 1.707 billion shares abstained)

Votes in favor constituted 99.93% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 263 million shares voted in favor, constituting 98.84% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 3 million shares voted against; 1.707 million abstained.

III.	Review of the special resolution

1.	The following special resolution was considered and passed at the AGM through voting by a poll:

The amendments to the Articles of Association and its appendix proposed by the Board of Directors of the Company as set out in the Company’s notice of 2004 AGM dated 13 May 2005 were approved and the board of directors was authorized to amend the wording of the amendments and handle other related matters in respect of the amendments, in accordance with the requirements of the relevant approval authorities and the regulations of the stock exchanges on which the Company’s shares were listed.

(4.280 billion shares voted in favor; 0.04 million shares voted against; 1.710 billion shares abstained)

Votes in favor constituted 99.99% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 263 million shares voted in favor, constituting 99.98% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 0.04 million shares voted against; 1.710 billion shares abstained.

The above resolutions were passed at the 2004 AGM. The Company had appointed Ms Brenda Wang of KPMG as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

IV.	In addition to the foregoing resolutions, the Company would like to make the following explanation in relation to the payment of the final dividends:

1.	Pursuant to Article 155 of its articles of association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi whilst those payable to the holders of H Shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Conversion rate for dividends =	Amount of dividends in Renminbi
Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company’s H Shares of the final dividends for the year ended 31 December 2004, the average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 28 June 2005) is HK$100 for RMB106.496. Therefore, there will be a dividend of HK$0.18780 per H Share of the Company.

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H Shares to be held, pending payment, in trust for the holders of H Shares. Dividends payable to the holders of H Shares will be paid by the Paying Agent on [21] July 2005 and will be dispatched by HK Registrars Limited on that date.

3.	Distribution of dividends to holders of A Shares will be announced separately.

V.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Mou Jian of Haiwen & Partners, “the convening and holding of the AGM of the Company, the voting procedures adopted at the AGM and the qualifications of people who attended the AGM complied with the provisions of relevant laws and the articles of association of the Company.”

VI.	Documents available for inspection:

1.	Resolutions passed at the AGM; and

2.	Legal opinions from lawyers.

By order of the Board Zhang Jingming Company Secretary

Shanghai, 28 June 2005

As of the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

RESOLUTIONS PASSED AT 2005 EXTRAORDINARY GENERAL MEETING

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

Important: No objection or amendment was made to the proposed resolutions during the meeting.

1.	The convening and attendance of the meeting:

2005 Extraordinary General Meeting (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 28 June 2005 (Tuesday) at 10:00 a.m. at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). The EGM was attended by 27 shareholders of the Company in person or by proxy holding 5.99 billion shares, representing 83.19% of the Company’s total shares of 7.2 billion shares, among which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 1.973 billion shares. The convening of the EGM satisfied the quorum for the meeting stipulated by the PRC Company Law and the Company’s articles of association. The EGM was convened by the board of directors, and Mr Rong Guangdao, Vice Chairman of the Company, presided at the EGM.

2.	Review of the ordinary resolutions:

The following ordinary resolutions were considered and approved at the EGM through voting by a poll.

Ordinary Resolution 1:

The Sales and Purchases Framework Agreement (as defined in the announcement of the Company of the Continuing Connected Transactions published in “China Securities” and “Shanghai Securities News” on 29 April 2005 or the circular of the Continuing Connected Transaction which has been dispatched to holders of H shares (the “Circular”)) and the Continuing Connected Transactions (as defined in the announcement of the Company of the Continuing Connected Transactions or the Circular) contained therein, were generally and unconditionally approved and confirmed, and that any director of the Company was authorized to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Sales and Purchases Framework Agreement.

(345 million shares voted in favor; 1 million shares voted against; 1.644 billion shares abstained)

Votes in favor constituted 99.57% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 17 million shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 328 million shares voted in favor, constituting 99.55% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 1 million shares voted against; 1.644 billion shares abstained.

Ordinary Resolution 2:

The Comprehensive Services Framework Agreement (as defined in the announcement of the Company of the

Continuing Connected Transactions or the Circular) was hereby generally and unconditionally approved and confirmed, and that any director of the Company was authorized to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement.

(345 million shares voted in favor; 1 million shares voted against; 1.644 billion shares abstained)

Votes in favor constituted 99.57% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 17 million shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 328 million shares voted in favor, constituting 99.55% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 1 million shares voted against; 1.644 billion shares abstained.

Ordinary Resolution 3:

The caps for each of the Continuing Connected Transactions (as defined in the announcement of the Company of the Continuing Connected Transactions or the Circular) for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 were approved.

(346 million shares voted in favor; 0 share voted against; 1.644 billion shares abstained)

Votes in favor constituted 100% of shareholders (or their proxies) attending the meeting with voting rights in issue.

Among shareholders with non-circulating shares, 17 million shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 0 share abstained.

Among shareholders with circulating shares, 329 million shares voted in favor, constituting 100% of shareholders with circulating shares (or their proxies) attending the meeting with voting rights in issue; 0 share voted against; 1.644 billion shares abstained.

Connected shareholders abstained from voting at the EGM.

The above resolutions were passed at the 2005 EGM. The Company had appointed Ms Brenda Wang of KPMG as the scrutineer to monitor the vote-taking procedures at the EGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

3.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Mou Jian of Haiwen & Partners, “the convening and holding of the EGM of the Company, the voting procedures adopted at the EGM and the qualifications of people who attended the EGM complied with the provisions of relevant laws and the articles of association of the Company.”

4.	Documents available for inspection

i.	Resolutions passed at the 2005 EGM; and

ii.	Legal opinions from lawyers.

By order of the Board Zhang Jingming Company Secretary

Shanghai, 28 June 2005

As of the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at the First Meeting of

the Fifth Session of the Board of Directors

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and conform that there are no material omissions or false or misleading statements in this announcement.

The directors were informed in respect of the first meeting of the fifth session of the board of directors (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and courier on 16 June 2005. The Meeting was held on 28 June 2005 at the Jinshan Hotel. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting, which complied with the requirements of the PRC Company Law and the articles of association of the Company. Some of the supervisors and senior management staffs of the Company attended the Meeting. The Meeting considered and approved the following resolutions through voting by a poll:

Resolution 1    The appointments of Rong Guangdao, the Director, as Chairman and Du Chongjun, the Director, as Vice Chairman were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 2    The appointments of Rong Guangdao, Du Chongjun, Han Zhihao, Gao Jinping, Wu Haijun and Shi Wei as Executive Directors of the Company were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 3    The appointment of Rong Guangdao, the Chairman, as the President of the Company, with the term of office the same as this session of the board of directors; the appointments of Du Chongjun, Zhang Zhiliang, Wu Haijun, Yin Jihai, Shi Wei, Zhang Jianping and Tang Chengjian as Vice Presidents of the Company, with the terms of offices the same as the President; and the appointment of Han Zhihao as the Chief Financial Officer of the Company, with the term of office the same as the President and the Vice President, were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 4    The appointment of Zhang Jingming as the Company Secretary and the Director of the Secretary’s Office to the board of directors of the Company, with the term of office the same as this session of the board of directors, or until the board of directors appoint his successors or his early termination or vacancy of office; and the appointment of Tang Weizhong as the Deputy Director of the Secretary’s Office to the board of directors of the Company and the Securities Representative to the board of directors of the Company, with the term of office the same as this session of the board of directors, or until the board of directors appoint his successors or his early termination or vacancy of office, were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 5    The elections of Chen Xinyuan, Sun Chiping and Zhou Yunnong as members of the Audit Committee of the fifth session of the board of directors, among whom Chen Xinyuan is the Director of the Audit Committee were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 6    The elections of Gao Jinping, Chen Xinyuan and Zhou Yunnong as members of the Remuneration and Appraisal Committee of the fifth session of the board of directors, among whom Gao Jinping is the Director of the Remuneration and Appraisal Committee were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Resolution 7    The appointments of Rong Guangdao and Han Zhihao as the authorized representatives of the Company with The Stock Exchange of Hong Kong Limited, and Zhang Jingming and Bao Yijian as the alternatives were considered and approved (with 12 voted in favor, 0 voted against, 0 abstention).

Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, Independent Directors of the Company, did not pose any objection to the appointments and removals of senior management staff.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 28 June 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolution Passed at the First Meeting of

the Fifth Session of the Supervisory Committee

Supervisors were informed in respect of the first meeting of the fifth session of the supervisory committee (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and courier on 16 June 2005. The Meeting was held on 28 June 2005 at the Jinshan Hotel. Of the seven supervisors entitled to attend the Meeting, six of them attended the Meeting. Mr Liu Xiangdong, Supervisor, was unable to attend because of business engagement and had appointed Mr Dai Shuming, Supervisor, to vote on his behalf. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company.

The following resolution was considered and approved through voting by a poll: The appointment of Dai Shuming as the Chairman of the Supervisory Committee was considered and approved with 7 voted in favor, 0 voted against and 0 abstention.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 28 June 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.